Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mexigin, Inc.
14 Manor Dr
Red Bank, NJ 07701
https://mexiginco.com/

Up to $999,999.00 in Class B Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mexigin, Inc.
Address: 14 Manor Dr, Red Bank, NJ 07701
State of Incorporation: DE
Date Incorporated: August 29, 2019

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Class B Common Stock
Offering Maximum: $999,999.00 | 333,333 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $102.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 91 days (6/24/22 - 9/22/22) and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days (until 9/29/22) and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days (until 10/2/22) and receive an additional 5% bonus shares.

Amount-Based

$5,000+

Receive 5% bonus shares.

$10,000+

Receive 10% bonus shares.

$20,000+

Receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mexigin Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mexigin, Inc. produces Mexigin(R), one of the only dark spiced gins. The Company has developed and owns the rights to the proprietary recipe of Mexigin Dark Spiced Gin. Our contractors manufacture Mexigin spiced gin in the United States, according to our strict specifications. We produce our product, Mexigin, under contract domestically and sell it to wholesalers and distributors who commercialize our product in the U.S. through retailers. Mexigin is also sold on Drizly.com.

Corporate History

Mexigin was initially organized as a Delaware limited liability company on August 29, 2019 and converted to a Delaware corporation on November 23, 2021.

Intellectual Property

The Company has exclusive and perpetual use of the Mexigin Trademark registered with the USPTO.

Competitors and Industry

Gin has the fifth-highest sales volume in the U.S. spirits industry behind vodka, whiskey, rum, and tequila. The gin market was valued at $2,826 million in 2022 and is expected to grow annually by 5.88% from 2022 through 2025.

https://www.statista.com/outlook/cmo/alcoholic-drinks/spirits/gin/united-states

The sales of spirits are on the rise in the United States. Americans spent more than $51.1 billion on them in 2018, but their spending habits are shifting away from white varieties to dark, flavor-filled liquids like whisky and tequila. (Source: IWSR)

Currently, there are no other dark spiced gin options available for consumers which immediately puts Mexigin in a unique category all its own. In comparison, vodka, tequila, and rum all have a wide variety of flavors and iterations; however, gin has always been fairly traditional in both its flavor profile and color. As tinted gins begin to make their way to the market, the darker color is often the result of storing it in barrels giving them a light brown hue; however, at the current time, Mexigin believes it is the only gin that gets its dark color naturally from a combination of spices and peppers.

Today, the leading brands by market share are Seagram's from Pernod Ricard (19.4% share), Diageo-owned Tanqueray (15.1% share), and Bacardi-owned Bombay (12.6% share). Another wave emerges below those brands, which includes E. & J. Gallo's New Amsterdam, Diageo-owned Gordon's, Hendrick's from William Grant & Sons, and Pernod Ricard's Beefeater.

https://www.marketwatchmag.com/can-gin-grow/

Current Stage and Roadmap

The brand is early stage but has proven its potential with impressive account penetration and repeat sales in the NJ/NYC market. We also have recently expanded our distribution network to include Florida which means Mexigin is now available in three of the top markets for alcohol consumption by volume in the United States. Mexigin is also sold on Drizly.com.

The Company intends to progressively expand its distribution footprint to new states in 2022 and the following years including multistate distribution.

Mexigin intends to build its brand and product portfolio in 2022 to drive expansion and increase revenue:

• Scale Production – Work with distillery to scale production

• Expand Distribution – Work with Distributors and e-commerce sites to expand distribution to all 50 states

• Integrated Marketing – Work with internal support functions/external agencies to develop and execute B2B and B2C campaigns on premise, retail, digital, social, event, influencer, DTC

• Business Development/Partnerships – Source partnerships to expand portfolio of products, co-branded initiatives, incremental revenue streams, international distribution

• Product Expansion – Launch new SKU including Premium Brand

The Team

Officers and Directors

Name: Corinne Delaney

Corinne Delaney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director, and Co-Founder
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of Mexigin. Creating, communicating, and implementing the organization's vision, mission, and overall direction. Corinne does not currently take a salary, but she holds 40.6% equity in the company.

Name: Justin Huddy

Justin Huddy's current primary role is with Radius Care Inc. Justin Huddy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Part-Time Chief Strategy Officer
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Assist with issues which pertain to operational strategy and execution as well as product development and promotion. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Radius Care Inc
  Title: Founder & CEO
  Dates of Service: February 18, 2013 - Present
  Responsibilities: Design the business model and implement advanced technology architecture in the consumer health sector, build and managing projects, operations management and P&L ownership.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $1.07M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Mexigin was formed on August 29, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mexigin Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mexigin is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We source certain packaging materials such as bottles, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Corinne Delaney	1,352,700	Class A Common Stock	50.1%
Justin Huddy	1,347,300	Class A Common Stock	49.9%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 333,333 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 2,700,000 with a total of 2,700,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 7,300,000 with a total of 300,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 300,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $14,064, an increase compared to fiscal year 2020 revenue of $1,547. This increase was largely in part to our expanding on premise accounts and menu placements by those accounts.

Cost of Sales

Cost of sales in 2021 was $4,575, an increase of approximately $5,000, from costs of $514 in fiscal year 2020. The increase was largely due to the increase in expenses to accommodate the larger number of orders and increase in production in 2021.

Gross Margins

2021 gross profit increased to $9,489 from $1,033 in 2020. This improved performance was caused by the increase in sales, as well as being able to minimize average costs due to larger order quantities.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses. Expenses in 2021 were $16,789, an increase from $1,550 in 2020. This is because of the increase in marketing efforts and distributor fees to ramp up sales.

Historical results and cash flows:

Historical results and cash flows will be representative of what investors can expect. Revenue as been steadily increasing for the company as we continue to scale, so we expect revenue to increase year over year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company had approximately $3,500 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to company operations. The founders can look to provide more capital or look for outside sources, but the funds will be used to increase marketing efforts and generate more sales this year.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the Company raises its maximum funding goal, the funds will comprise 98% of the total funds of the Company. We belive that the funds from this campaign are neccessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, the Company can operate for 5 months based on a burn rate of $1,780 per month. This is based on expenses related to inventory production and marketing activities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises its maximum funding goal, the Company can operate for at least 24 months. We estimate our burn rate will be accelerated to roughly $7,500 per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The founders can provide additonal capital if needed - they are also willing to explore outside sources such as getting a line of credit or going out to angel investors and venture capital firms in their network.

Indebtedness

Related Party Transactions

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

Mexigin Inc. determined its pre-money valuation based on the following:

The past 12 months of sales in New Jersey and NYC, which are the most competitive markets for high-end spirits, demonstrate proof of concept with an 80% repeat purchase rate. This was achieved through the work of one salesperson.

Incipient relationship with Thirstie.com will provide access and sales to an additional 39 states.

Multiples in high-end spirits can be very high. Casamigos was valued at $1B at acquisition by Diageo in 2017. The price paid per case ranged between $8,300 and $11,100 depending on the actual volume of between 90k and 120k cases. (Sources: Beverage Daily.com, Reuters.) The average EBITDA multiple is 22 times, while the median is 17 times.

Mexigin has demonstrated an ability to compete with the dominant brands with its consumer insight-based branding and its unique taste profile which offers far more versatility than a traditional gin. Mexigin has outsold traditional legacy brands such as Hendricks and Tanqueray at high-volume locations (Porta, Asbury Park, NJ and The Wave Resort, Long Branch NJ).

We also reference the recent raise on StartEngine by a start-up brand in a saturated market that valued itself at over $8M as a relevant justification for the $9M valuation as we now have proven success with Mexigin.

The Company set its valuation internally without a third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock or convertible securities. The Company has no options or warrants currently outstanding.

In making this calculation, we have assumed any shares reserved under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Premium Fee*
  96.5%

If we raise the over allotment amount of $999,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Inventory*
  40.0%
  As demand and marketing efforts increase, we will need to allocate a healthy portion of the budget to inventory to meet the growing demand.
- *Marketing*
  22.0%
  Marketing efforts will scale in new geographic footprints to drive demand on the consumer side. This proven approach will help to ensure sales volume resulting in high reorder rates.
- *Operations*
  34.5%
  Operational expenses and a cash balance for the business of Mexigin Inc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://mexiginco.com/ (Investor Information section of https://mexiginco.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mexigin

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mexigin, Inc.

[See attached]

Mexigin, Inc.

Financial Statements

December 31, 2021

Mexigin, Inc.

Financial Statements

For the Year Ending December 31, 2021

Table of Contents

Mark R. Aumack, CPA
1540 Route 138 Suite 301
Wall, New Jersey 07719

Tel 732-598-5523 **maumack@aol.com** **Fax 732-681-4931**

To the Shareholders:
Mexigin, Inc.
Red Bank, New Jersey

I have reviewed the accompanying financial statements of Mexigin, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of Mexigin Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mark R. Aumack
Certified Public Accountant
February 01, 2022

Mexigin, Inc.
Balance Sheet
December 31, 2021

Assets

Current Assets		
Cash - Park Street	$	1,130
Cash Reserve - Park Street		2,500
Accounts Receivable		696
Inventory		11,608
Total Current Assets		15,934
Other Assets		
Start up Costs		82,185
Less: Accumulated Amortization		(5,936)
Total Other Assets		76,249
Total Assets	$	92,183

Liabilities and Shareholder's Equity

Liabilities		
Loan Payable - Foresight Holdings	$	100,000
Shareholder's Equity		(7,817)
Total Liabilities and Membership Equity	$	92,183

Mexigin, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2021

Balance - Beginning of Year	$ (517)
Net Loss	(7,300)
Less: Dividends	-
Balance - End of Year	(7,817)

Mexigin, Inc.
Statement of Income
For the Year Ending December 31, 2021

Revenue		
Sales	$	14,064
Cost of Goods Sold		
Product Costs		7,548
Inventory Variation		(2,973)
Total Cost of Goods Sold		4,575
Gross Profit		9,489
Operating Expenses		
Amortization		5,479
Case Fee Expense		6,000
General and Administrative		567
Licensing and Compliance		171
Logistics		4,272
Taxes and Duties		300
Total Operating Expenses		16,789
Net Income (Loss)	$	(7,300)

Mexigin, Inc.
Statement of Cash Flows
For the Year Ending December 31, 2021

Operating Activities		
Expenses In Excess of Revenue	$	(7,300)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Amortization		5,479
Changes in Operating Assets and Liabilities:		
Reserve - Park Street		(2,500)
Accounts Receivable		(36)
Inventory		(2,973)
Net Cash Provided by Operating Activities		(7,330)
Investing Activities		-
Financing Activities		
Loan Proceeds - Foresight Holdings		7,665
Net Change in Cash		335
Cash - Beginning of Year		795
Cash - End of Year	$	1,130

Mexigin, Inc.
Notes to the Financial Statements
December 31, 2021

ORGANIZATION AND NATURE OF ACTIVITIES

Mexigin, Inc. was originally formed as a Limited Liability Company in the State of Delaware on August 29, 2019. On November 23, 2021 the LLC was converted to a Delaware Corporation.

The Company produces and distributes a dark spicy flavored gin. This robust liquor is the perfect replacement for whiskey, bourbon, vodka, rum or tequila in any cocktail, while its smoothness allows you to sip it straight.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with generally accepted accounting principles. The Company's fiscal year ends on December 31st. The accrual method of accounting is followed in which income is recognized when earned and expenses are recognized when incurred.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash includes available cash as of December 31st. The Company's distributor, Park Street Imports, LLC, requires a $2,500 reserve to be held for future payables.

Total Cash	$3,630
Less: Reserve	(2,500)
Available Cash	$1,130

Accounts Receivable
Customer accounts receivable are reported at the amount management expects to collect on outstanding balances at year end. Park Street Imports, LLC bills and collects all customer sales.

Inventory
The Company estimates the price per bottle cost at $9.53. As of December 31, 2021 the Company had 1,218 bottles on hand making the year-end inventory number $11,608.

Intangible Assets
Intangible assets subject to amortization include start-up costs such as travel, research and development, advertising, promotions, label design and production costs. These start-up costs are being amortized on a straight line basis over fifteen years.

Related Party Transactions
The Company borrowed $100,000 from Foresight Holdings to fund initial start-up costs. The funded amounts are recorded as debt on the balance sheet. There is currently no interest being charged and no repayment schedule exists.

Mexigin, Inc.

Financial Statements

December 31, 2020

Mexigin, Inc.

Financial Statements

For the Initial Month Ended December 31, 2020

Table of Contents

Mark R. Aumack, CPA
1540 Route 138 Suite 301
Wall, New Jersey 07719

Tel 732-598-5523 maumack@aol.com Fax 732-681-4931

To the Shareholders:
Mexigin, Inc.
Red Bank, New Jersey

I have reviewed the accompanying financial statements of Mexigin, Inc., which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of Mexigin Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mark R. Aumack

Mark R. Aumack
Certified Public Accountant
February 01, 2022

Mexigin, Inc.
Balance Sheet
December 31, 2020

Assets

Current Assets		
Cash - Park Street	$	795
Accounts Receivable		660
Inventory		8,634
Total Current Assets		10,089
Other Assets		
Start up Costs		82,185
Less: Accumulated Amortization		(457)
Total Other Assets		81,728
Total Assets	$	91,817

Liabilities and Shareholder's Equity

Liabilities		
Loan Payable - Foresight Holdings	$	92,334
Shareholder's Equity		(517)
Total Liabilities and Membership Equity	$	91,817

Mexigin, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2020

Balance - Beginning of Year	$	-
Net Loss		(517)
Less: Dividends		-
Balance - End of Year	$	(517)

Mexigin, Inc.
Statement of Income
For the Initial Month Ended December 31, 2020

Revenue		
Sales	$	1,547
Cost of Goods Sold		
Product Costs		9,148
Inventory Variation		(8,634)
Total Cost of Goods Sold		514
Gross Profit		1,033
Operating Expenses		
Amortization		457
Case Fee Expense		1,000
General and Administrative		40
Licensing and Compliance		53
Logistics		-
Taxes and Duties		-
Total Operating Expenses		1,550
Net Income (Loss)	$	(517)

Mexigin, Inc.
Statement of Cash Flows
For the Initial Month Ended December 31, 2020

Operating Activities		
Expenses In Excess of Revenue	$	(517)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Amortization		457
Changes in Operating Assets and Liabilities:		
Accounts Receivable		(660)
Inventory		(8,634)
Net Cash Provided by Operating Activities		(9,354)
Investing Activities		-
Start Up Costs		(82,185)
Financing Activities		
Loan Proceeds - Foresight Holdings		92,334
Net Change in Cash		-
Cash - Beginning of Year		795
Cash - End of Year	$	795

Mexigin, Inc.
Notes to the Financial Statements
December 31, 2020

ORGANIZATION AND NATURE OF ACTIVITIES

Mexigin, Inc. was originally formed as a Limited Liability Company in the State of Delaware on August 29, 2019. On November 23, 2021 the LLC was converted to a Delaware Corporation.

The Company produces and distributes a dark spicy flavored gin. This robust liquor is the perfect replacement for whiskey, bourbon, vodka, rum or tequila in any cocktail, while its smoothness allows you to sip it straight.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with generally accepted accounting principles. The Company's fiscal year ends on December 31st. The accrual method of accounting is followed in which income is recognized when earned and expenses are recognized when incurred.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash includes available cash as of December 31st.

Accounts Receivable
Customer accounts receivable are reported at the amount management expects to collect on outstanding balances at year end. Park Street Imports, LLC bills and collects all customer sales.

Inventory
The Company estimates the price per bottle cost at $9.53. As of December 31, 2020 the Company had 906 bottles on hand making the year-end inventory number $8,634.

Intangible Assets
Intangible assets subject to amortization include start-up costs such as travel, research and development, advertising, promotions, label design and production costs. These start-up costs are being amortized on a straight line basis over fifteen years.

Related Party Transactions
The Company borrowed money from Foresight Holdings to fund initial start-up costs. The funded amounts are recorded as debt on the balance sheet. There is currently no interest being charged and no repayment schedule exists.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mexigin

Welcome to the Evolution of Gin


MEXIGIN
Dark. Spiced. Gin.
MEXIGIN
MEXICAN SPICED GIN
SPICING UP THE GIN M
Closing in 9 days

Website · Red Bank, NJ · FOOD & BEVERAGE

Mexigin® is a small-batch, handcrafted new-world spirit that celebrates the old-world tastes of Latin America and Mexico. Mexigin combines smooth citrus notes with a variety of savory spices resulting in an elevated heat on the back end: think juniper meets fire. Dark, Spiced Gin – Mexigin is sustainably produced and gluten-free. Mexigin® launched in December 2020 and by May 2021, Mexigin was being served in bars and restaurants and available for purchase in liquor stores around New Jersey – followed by expansion into New York and, most recently, Florida.

$0.00 raised

0 Investors	$9M Valuation
$3.00 Price per Share	$102.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	9 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview · Team · Terms · Updates 4 · Comments · Follow

Reasons to Invest

- In 2020, the global market size of alcoholic beverages amounted to over $1.49 trillion - cementing its status as a pandemic-proof industry. (Source)
- Mexigin's unique and delicious flavor profile will revitalize the monotonous Gin market, which was pegged at $14.02 billion in 2020, and is expected to reach $20.16 billion by 2028, growing at a CAGR of 4.9% from 2021 to 2028. (Source)
- Mexigin is already experiencing immediate success in three highly competitive markets: New York, New Jersey, and Florida.



OVERVIEW

Tasteful Partnerships for Growth

Shortly after launch, Mexigin® was in a featured cocktail on every menu at Chef David Burke's bars and restaurants in New Jersey.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Mexigin:

$100+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family Early Birds
Invest within the first 91 days and receive an additional 15% bonus shares.
6 days 20 hours 5 mins 39 secs

$5,000+ Investment
$5,000+
Receive 5% bonus shares

$10,000+ Investment
$10,000+
Receive 10% bonus shares

$20,000+ Investment
$20,000+
Receive 20% bonus shares


Try Mexigin in Your Favorite Cocktail
Now at a few of our favorites...
¡VIVA LA EVOLUTION!
A flavorful blend of Mexican spices give this unique gin a real twist.
MEXIGIN
MEXICAN SPICED GIN
AVAILABLE AT THESE FINE ESTABLISHMENTS:
Bonney Read
RED HORSE
POPS GARAGE
ORCHARD PARK
BEACH HAUS BREWERY
McLOONE'S
Lola's
LANGOSTA LOUNGE
Rooney's
DRIFTHOUSE
The ROBINSON ALE HOUSE
PORTA
BELMAR KITCHEN

The team spent months working with mixologists to create unique Mexigin spins on classic cocktails. As Mexigin cocktails made their way to partner menus they achieved a 90% "featured cocktail" placement with a re-order rate of 80%.

"We're flying through this new gin, it's so fun to mix up in a variety of cocktails. Mexigin works as the base spirit in a range of classics and is fantastic as a base in creative new libations as well. Try it with watermelon juice!! It's incredible."

- Renowned mixologist Chris James of King James Cocktails

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


THE WINSLOW
Just one month shy of the Mexigin launch anniversary, a tasting at The Winslow Gin Bar "Gin Club" sold out in New York City in just **2 days**!

Discussions are underway with hotel and restaurant entrepreneur Todd English to forge a partnership across his multiple establishments across the country.

THE PROBLEM

A Market Gone Stagnant


“THEY ALL LOOK ALIKE”
The gin market is marked by monotony

Most distillers produce similar gin, leaning toward more botanical and juniper-forward tastes. This repetitive flavor profile and consumer perception of gin as a “seasonal spirit” could limit the growth of that category in the next decade. The resistance of the more traditional gin distillers to diversify flavor spurred a myriad of diverse tastes and flavors in other spirits categories – specifically vodka and tequila. These sectors embraced the consumer interest in versatile taste preferences, the explosion of the “mixology rock stars”, and a necessity of variety in cocktails year-round. However, we don’t see that as a problem – we see it as an opportunity.

THE SOLUTION

Invest in Mexigin


BRUNCH COCKTAILS
Bloody Mary or Mimosa 10
Act of Contrition MexiGin, passion fruit, lime, bubbles 14
Pisco in the Park Pisco 100, Pineapple Jarritos, lime, mint 12
Fields of Mars Coca Pura Tequila, almond, habanero, blood
Daily Bread Ketel One Oranje, Giffard Triple Sec, orange, lemon,
Lips and Heels (OPdB Loaded Bloody Mary) Beach Badge Vodka
OP Bloody Mary Mix with B1, lemon, candied bacon, shrimp, chile,
the Confession Box Santa Teresa Rum, Giffard Cacao Blanc,
BEERS
DRAFT
Allagash Belgian Witbier, Portland, ME 8
Brooklyn Brewery American Amber Lager, Brooklyn, NY 7
Victory ‘cloud walker’ New England IPA, Downington, PA 8
Stella Artois European Pale Lager, Belgium 7
BOTTLES & CANS
Source Brewing IPA, Colt’s Neck, NJ 11
Twin Lights Brewing ‘double vision’ IPA, Highlands, NJ 10
Carton 007xx Imperial IPA, Atlantic Highlands, NJ 9
Beach Haus ‘flannel’ Amber Ale, Belmar, NJ 10
Hitachino Nest White Ale Belgian Witbier, Japan 11
Heineken European Pale Lager, Netherlands 7
Amstel Light Light Lager, Netherlands 7
Miller Light Pilsner, Milwaukee, WI 6
WINE BY THE GLASS OR BOTTLE
SPARKLING
Manzoni Prosecco ‘Cuvee Guiliana’ DOC Veneto, Italy, NV
Delamotte ‘Cuvée Nicholas Louis’ Brut Champagne, France
Graham Beck Rosé Western Cape, South Africa, NV 12gls/55

Given the appetite for craft gin and our appealing brand, style and story - we’re not surprised that Mexigin has gained traction. Mexigin is a completely new gin experience. The dark, spiced gin is a year-round drink that can be enjoyed in all markets and by all age groups.


niki_nena
@MEXIGIN_CO
chickologist
MEXIGIN
@mexigin_co

Aligned with the transformation of the food & beverage industry


9%
share of the total US craft spirits market in 2020
+23%
forecasted CAGR from 2020-2025

(Source)

Mexigin is poised to forge partnerships with companies and brands that will continually diversify our product portfolio, distribution expansion and ensure growth for the next decade.


80%
Reorder Rate
90%
Menu placement at first order
MEXIGIN
MEXICAN SPICED GIN

LOOKING AHEAD

Building On Our Momentum - The Next 12 Months



Mexigin is building on its first year's distribution momentum by aggressively executing a national sales and distribution strategy with bars, restaurants, and retail partners. This distribution expansion will ensure product availability for timely delivery with e-commerce partners like Drizly, Passion Spirits and ReserveBar. These e-commerce distribution partners, in tandem with our 2022 integrated marketing, public relations and social media campaigns will raise the Mexigin profile, elevate brand awareness - generating sales and positively impacting revenue.

Funding will enable the team to hire support functions across the Company in business development, marketing, public relations and sales. Our robust marketing strategy will include implementation of local, regional, and national campaigns with a public relations overlay as well as an integrated marketing approach that features promotions, social and digital programs to support brand awareness, trial, first orders, and re-orders from our on and off-premise partners as well as DTC (direct to consumer) initiatives.

Why Invest

The Original Mexican Spiced Gin



Mexigin adds an exciting dimension to any cocktail. Your cocktail of choice typically featuring vodka, bourbon, whiskey, tequila or rum? Try it with Mexigin instead for a unique and savory flavor profile.

Imagine Mexigin chilled, on the slopes?
In a rocks glass at your favorite steakhouse?
A savory, sexy gin cocktail in front of the fireplace?
A Mexigin Margarita poolside or at the pool table?


MEXIGIN
HECHO EN AMERICA
MEXICAN SPICED GIN

Mules, Margaritas, Manhattan's, Martinis....This is Mexigin®

In the Press

BEV NET HOBNOB Jersey Shore Scene JUST DRINKS

SHOW MORE

Meet Our Team



Corinne Delaney

Chief Executive Officer, Director, Co-Founder

As Co-Founder and Co-Creator, Corinne's passion for Mexigin began with the simple question "why are there so many flavored vodkas but only one type of gin?" Corinne and her business partner began the exciting "trial-and-error" journey to research, blend and develop an entirely new flavor profile. Once the perfect combination of smooth citrus notes with just enough heat on the back end was achieved, it was off to the races.

Delaney manages various aspects of the Mexigin brand from Business Operations to Marketing and Sales. She works closely with Mexigin's distributor as well as on-premise and off-premise partners to promote growth of the brand. Delaney enjoys seeing the creative cocktail inventions that renowned mixologists and craft cocktail establishments concoct for both gin and non-gin lovers.

Prior to launching Mexigin, Corinne was a Professional Services Executive on Wall Street managing Client Relations for large Fortune 500 companies. Corinne later ran her own successful Consulting Services business advising clients on business development initiatives and communications strategies that increased revenue across multiple business verticals. Corinne received her Bachelor of Arts from Fairfield University and a Certificate in Business Marketing from CUNY Baruch.



Justin Huddy

Co-Founder, part-time Chief Strategy Officer

Justin is a driven executive and successful entrepreneur with a 25 + year tenure presiding over and operationalizing businesses, building and managing projects, conducting business consulting, startup operations management and P&L ownership. Justin spends 10 hours per week working at the company.

Offering Summary

Company	Mexigin, Inc.
Corporate Address	14 Manor Dr, Red Bank, NJ 07701
Offering Minimum	$9,999.00
Offering Maximum	$999,999.00
Minimum Investment Amount (per investor)	$102.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	3,333
Maximum Number of Shares Offered	356,667
Price per Share	$3.00
Pre-Money Valuation	$9,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 91 days (6/24/22 - 9/22/22) and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days (until 9/29/22) and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days (until 10/2/22) and receive an additional 5% bonus shares.

Amount-Based

$5,000+

Receive 5% bonus shares.

$10,000+

Receive 10% bonus shares.

$20,000+

Receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mexigin Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Major Announcement Coming Soon - Mexigin | Mexican Spiced Gin

23 days ago

Mexigin has found a national stage for making its debut as the world's first Dark Spiced Gin in none other than the Virgin Hotel in Las Vegas! BIG NEWS coming soon from Sin City...stay tuned...

Viva Las Vegas!


Mexican Spiced Gin in Vegas - a New Worl...
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Mexigin Spiced Gin Now Available Across the Country!

about 2 months ago

Check out the Mexigin Spiced Gin Store and pick up a bottle to enjoy in the comfort of your own home. Try Mexigin in your favorite cocktail - the smooth notes and bit of heat works well in Margaritas, Mules, Manhattans and Espresso Martinis. Or mix up the custom Mexigin Beach Negroni and Pirate's Pleasure (recipes and pictures below). Mexigin is also delicious all on its own over a large ice cube as a slow sipper. Let us know how you enjoy Mexigin and we will feature your cocktail on our Instagram page @Mexigin_Co. Cheers to the Gin Evolution!

https://mexigin.passionspirits.com/mexigin-dark-spiced-gin-750ml.html

Beach Negroni:

2 oz Mexigin Mexican Spiced Gin

2 oz Pamplemousse (Grapefruit)

2 oz Aperol

Orange Peel (garnish)


Beach Negroni
Mexigin
Pamplemousse
Aperol

Pirate's Pleasure:

2 oz Mexigin Mexican Spiced Gin

1 oz Fresh Lime Juice

Light Agave

Old Bay Rim

Lime (garnish)


PIRATE'S
PLEASURE

Who Smokes the Competition?

about 2 months ago

Mexigin - Mexican Spiced Gin. The Gin strong enough to spice up your one-of-a-kind Smoky Old Fashioned or enjoy simply as a Smoked Mexigin Sipper. Perhaps you were lucky enough to experience Mexigin at one of Chef David Burke's restaurants. The good news is you can soon enjoy Mexigin in the comfort of your own home by ordering a bottle for delivery.

The Craft Gin reinventing the Market. Mexigin - Dark. Spiced. Gin. Invest today and don't let the smoke get in your eyes...

Enjoy this video responsibly:


Mexigin Smoke Show
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Mexigin | National Distribution Deal

2 months ago

Mexigin is excited to announce expanded distribution across the entire country! Having recently signed a contract with Passion Spirits, Mexigin will now be available for purchase in 45 states. This is expected to increase sales at an accelerated rate. Once live, Mexigin will be available for purchase by the bottle at www.mexiginco.com and passionspirits.com

END OF UPDATES

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Thomas D. 2 months ago
Great product
Try it
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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Customer Testimonial Disclaimer]

I'm Todd English and I'm Here at my restaurant, Olives in Las Vegas Nevada.

As a chef, you know I'm always looking for ways to spice things up in the kitchen. Change things around.

It really does give me all those tools to make something really exciting.

Gin is one of my favorites by the way. Befcause of all of the wonderful Aromatics in it. Uh especially with Mexigin you know you got so many great bold flavors that are so exciting.

Thats why Mexigin is my drink of choice.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MEXIGIN, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Mexigin, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: The name of this corporation is Mexigin, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to, and the Corporation shall have all necessary corporate power to, engage in any lawful business, act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, US$0.0001 par value per share ("**Common Stock**"), of which two million seven hundred thousand (2,700,000) shares of Common Stock will be designated as "Class A Common Stock" and seven million three hundred thousand (7,300,000) shares will be designated as "Class B Common Stock. The holders of the Common Stock are entitled to one vote for each outstanding share of Common Stock held at all meetings of stockholders (and in connection with written consents in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any other votes, consents or approvals that may be required by law or by the provisions of the Certificate of Incorporation of the Corporation (as amended from time to time, the "Certificate of Incorporation") or the bylaws of the Corporation (as amended from time to time, the "Bylaws") the affirmative vote (including by written consent in lieu of a meeting) of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. The holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"), out of any assets of the Corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

FIFTH: Except as otherwise required by law, any of the rights, powers, preferences, notices and other terms of the Common Stock set forth herein may be waived on behalf of all holders of outstanding Common Stock (including retroactively or prospectively) with the approval, by written consent or vote at a meeting, of the holders of a majority of the shares of Common Stock then outstanding. A stockholder may also independently waive his, her or its own rights, powers, preferences, notices and/or other terms applicable thereto in writing, without notice to, or the consent or approval of, any other stockholder.

SIXTH: For the management of the business and for the conduct of the affairs of the Corporation, and in furtherance and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class or series thereof, as the case may be, conferred by the State of Delaware, it is further provided that:

1. Subject to any other votes, consents or approvals required by the Certificate of Incorporation or the Bylaws, the Board of Directors is expressly authorized to make, repeal, alter, amend, supplement and/or rescind any or all of the Bylaws.

2. Subject to any other votes, consents or approvals required by the Certificate of Incorporation or the Bylaws, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below:

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a

director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, manager, partner, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liabilities and losses suffered and expenses (including attorney's fees) incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Eleventh, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorney's fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition; provided, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if and to the extent that it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Eleventh or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Eleventh is not paid in full within sixty (60) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, manager, partner, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liabilities and losses suffered and expenses (including attorney's fees) incurred by such person in connection with such Proceeding. The ultimate determination as to indemnification of persons who are non-director or non-officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition upon such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Eleventh shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation or Bylaws of the Corporation, agreement, approval (by written consent or by vote at a meeting) of stockholders or disinterested directors, or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, manager, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity.

8. Insurance. The Board of Directors may, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended from time to time, authorize an appropriate officer or officers of the Corporation to purchase and maintain, at the Corporation's expense, insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers, employees or agents under the provisions of this Article Eleventh; and (b) to indemnify or insure directors, officers, employees and/or agents against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Eleventh.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: A director of the Corporation shall not, in the absence of fraud, be disqualified by his or her office from dealing or contracting with the Corporation either as a vendor, purchaser or otherwise, nor in the absence of fraud shall a director of the Corporation be liable to account to the Corporation for any profit realized by him or her from or through any transaction or contract of the Corporation by reason of the fact that such director, or any firm of which such director is a member, partner or manager or any corporation of which such director is an officer, director or stockholder, was interested in such transaction or contract, if such transaction or contract has been authorized, approved or ratified in a manner provided in the General Corporation Law for authorization, approval or ratification of transactions or contracts between the Corporation and one or more of its directors or officers or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, and in accordance with the terms of, and subject to any approval requirements set forth in, the Certificate of Incorporation and any other then effective governing document or agreement of the Corporation.

TWELFTH: No stockholder of the Corporation shall, solely in their capacity as such, have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation, except to the extent that such a right is otherwise expressly provided in favor of such stockholder by the terms of a separate written agreement between the Corporation and such stockholder.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Fourteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Fourteenth (including each portion of any sentence of this Article Fourteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

FOURTEENTH: The Corporation is to have perpetual existence.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 18th day of May, 2022.

Corinne Delaney

Corinne Delaney, President